Third Quarter Report

September 30, 2011

Oncolytics Biotech Inc.

TSX:ONC

NASDAQ:ONCY

Oncolytics Q3 2011 Message to Shareholders

We achieved a number of important milestones during the third quarter of 2011. We expanded enrollment in our Phase III head and neck cancer trial, reported positive interim results in our Phase II non-small cell lung cancer trial and published additional preclinical work on the interaction of REOLYSIN® with approved chemotherapeutic agents.

Expansion of Enrolment in Our Phase III Head and Neck Cancer Trial

Completing enrollment in the first stage of our Phase III study in head and neck cancers will remain a key focus for the balance of 2011. We have increased the number of enrolling centres in both existing and new jurisdictions and currently have approval to conduct the trial in 12 countries: the United States (under a Special Protocol Assessment), Canada, the United Kingdom, Belgium, France, Germany, Spain, Italy, Greece, Hungary, Poland and Russia.

Positive Clinical Trial Results to Support Decisions on Additional Randomized Studies

In July, we presented positive interim results from our Phase II non-small cell lung cancer (NSCLC) trial at the 14th World Conference on Lung Cancer. The trial investigated the intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer with Kras or EGFR-activated tumours.

The presentation was entitled “Phase II study of reovirus with paclitaxel (P) and carboplatin (C) in patients with metastatic non-small cell lung cancer (NSCLC) who have Kras or EGFR-activated tumours.”  The twenty-two patients in the study received intravenous REOLYSIN (3 x 1010TCID50) daily on days one through five, in combination with carboplatin and paclitaxel. Initial doses were carboplatin AUC 6 and paclitaxel 200 mg/m2 on day one of each twenty-one-day cycle. Doses were then reduced to carboplatin AUC 5 and paclitaxel 175 mg/m2.

At the time of reporting, the study had enrolled fifteen patients with Adenocarcinoma, three with Squamous Cell Carcinoma, one with Bronchioloalveolar Carcinoma and three with not otherwise specified non-small cell lung cancer. Molecular tumour demographics included nine Kras mutant, three EGFR mutant and 16 EGFR amplified tumours. Response evaluation in 21 patients showed six partial responses (PR; 28.6%), 13 stable disease (SD; 61.9%) and two progressive disease (PD; 9.5%). This signified a clinical benefit rate of 90.5% (complete response (CR) + PR + SD; in other words, the percentage of patients whose tumours had stabilized, regressed or disappeared) and a response rate of 28.6% (CR + PR). The investigators noted that the clinical benefit observed thus far was encouraging and warranted a follow-up randomized trial.

We have generated positive clinical data in a range of patient populations in the quarters since launching our clinical trial program. As we collect data from additional trials during the coming quarters, we will begin to make final decisions respecting further randomized studies to build upon our Phase III head and neck cancer study and our randomized Phase II ovarian and metastatic pancreatic cancer studies. These additional randomized studies will be directed at expanding the use of REOLYSIN beyond our expected first use for head and neck cancer.

Additional Preclinical Work Supportive of Our Chosen Treatment Combinations

In August, a report on a study investigating the timing of chemotherapy delivery to optimize the efficacy of systemic REOLYSIN appeared in the online version of Molecular Therapy, a publication of the American Society of Gene and Cell Therapy. The paper was authored by Kottke et al. and entitled “Precise Scheduling of Chemotherapy Primes VEGF-producing Tumors for Successful Systemic Oncolytic Virotherapy.” It described when best to administer taxanes with reovirus to optimize viral delivery to the tumour mass. The researchers determined that this drug combination yielded superior results to either treatment alone, and were able to reproducibly cure nearly half of the treated animals by employing this optimized schedule of paclitaxel/REOLYSIN.

Paclitaxel is being used in combination with REOLYSIN and carboplatin in our randomized Phase III head and neck trial and our randomized Phase II ovarian and pancreatic cancer trials. It is also being used, in combination with both REOLYSIN and carboplatin, in a range of other trials.

Through our additional preclinical work, we continue to strengthen our understanding of how REOLYSIN interacts with a range of currently approved chemotherapeutics.

Looking to the Future

We are looking forward to receiving results from our three ongoing randomized clinical studies and initiating two other randomized studies in the near future. These studies are important in determining the indications for which our first product approvals will be sought.

We want to thank all of our stakeholders for their continued support through an exciting 2011.

Brad Thompson
President and CEO

November 9, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION AND TRANSITION TO IFRS

On January 1, 2011, we adopted International Financial Reporting Standards (“IFRS”) for Canadian publicly accountable enterprises.  Prior to the adoption of IFRS, we followed Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  While IFRS has many similarities to Canadian GAAP, some of our accounting policies have changed as a result of our transition to IFRS. The most significant accounting policy changes that have had an impact on the results of our operations are discussed in more detail in the Accounting Changes section of this Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

This MD&A should be read in conjunction with our unaudited consolidated interim financial statements as at and for the period ending September 30, 2011 which have been prepared using IFRS and should also be read in conjunction with the audited consolidated financial statements, which were prepared using Canadian GAAP, and MD&A contained in our annual report for the year ended December 31, 2010.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation.  Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2011 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate.  Investors are cautioned against placing undue reliance on forward-looking statements.  We do not undertake to update these forward-looking statements except as required by applicable law.

OVERVIEW

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic.  We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts.  We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative.  It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful.  There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations.  Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance.  There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.

REOLYSIN Development Update for the Third Quarter of 2011

We continue to develop our lead product REOLYSIN as a potential cancer therapy.  Our goal each year is to advance REOLYSIN through the various steps and stages of development required for pharmaceutical products.  In order to achieve this goal, we actively manage the development of our clinical trial program, our manufacturing process and supply, our intellectual property and our pre-clinical and collaborative programs.

Clinical Trial Program

We began the third quarter of 2011 with 13 clinical trials which includes three randomized studies (our randomized Phase III head and neck trial, our randomized Phase II ovarian cancer trial, and our randomized Phase II pancreatic cancer trial).  Five of these 13 trials are funded by us with the remainder sponsored by the U.S. National Cancer Institute (“NCI”), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”), and the University of Leeds (“Leeds”).

During the third quarter of 2011, interim results from our Phase II non-small cell lung cancer were presented at the 14th World Conference on Lung Cancer.  Our interim results showed that 22 patients had been treated with REOLYSIN in combination with carboplatin and paclitaxel.  Of the 22 patients treated, 21 patients had been evaluated showing a clinical benefit rate of 90.5% and a response rate of 28.6%.

We exited the third quarter with 13 clinical trials.  Our clinical trial program currently encompasses various cancer indications including head and neck, non-small cell lung, ovarian, pancreatic, colorectal, melanoma, and squamous cell carcinoma of the lung among others.

Clinical Trial – Randomized Phase III Head and Neck Pivotal Trial

Our randomized Phase III head and neck pivotal trial continues to expand into additional jurisdictions and enroll patients.  We are now approved to enroll patients in 12 countries within North America and Europe including the U.S., under a Special Protocol Assessment, Canada, the U.K. and Belgium.

Clinical Trial – Results

U.S. Phase II Non-Small Cell Lung Cancer (“NSCLC”) Clinical Trial

During the third quarter of 2011, we announced that a presentation covering interim preliminary results from our Phase II clinical trial using intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with NSCLC with Kras or EGFR-activated tumours was made at the International Association for the Study of Lung Cancer World Conference on Lung Cancer.

The presentation, entitled “Phase II study of reovirus with paclitaxel (P) and carboplatin (C) in patients with metastatic non-small cell lung cancer (NSCLC) who have Kras or EGFR-activated tumors”, was given by Dr. Miguel Villalona-Calero, principal investigator for the study, and indicated that 22 patients had received REOLYSIN (3x1010 TCID50) intravenously daily on days one to five, in combination with carboplatin and paclitaxel.

As of the date of the presentation, the study had enrolled patients with Adenocarcinoma (15), Squamous Cell Carcinoma (three), Bronchioloalveolar Carcinoma (one), and not otherwise specified non-small cell lung cancer (three).  Molecular tumor demographics included: nine Kras mutant, three EGFR mutant, 16 EGFR amplified.  Response evaluation in 21 patients showed six partial responses (“PR”) (28.6%), 13 stable disease (“SD”) (61.9%), two progressive disease (“PD”) (9.5%).  This translated into a clinical benefit rate (complete response (“CR”)+PR+SD) of 90.5% and a response rate (CR+PR) of 28.6%. The investigators noted that the clinical benefit noted so far is encouraging and that a follow up randomized clinical trial appears warranted.

Manufacturing and Process Development

During the third quarter of 2011, we completed the testing associated with the 100-litre cGMP production run from earlier in the year.  Our process development activity for the second quarter of 2011 continued to focus on process validation and formulation studies.  Our process development activities for the third quarter of 2011 focused on our master validation plan and included optimization and validation studies of our upstream and downstream processes.

Intellectual Property

At the end of the third quarter of 2011, we had been issued over 280 patents including 44 U.S. and 11 Canadian patents as well as issuances in other jurisdictions.  We also have approximately 240 patent applications filed in the U.S., Canada and other jurisdictions.  We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028.  Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financial Impact

We estimated at the beginning of 2011 that our cash requirements to fund our operations would be approximately $29,000,000.  Our cash usage for the nine month period ending September 30, 2011 was $15,345,716 from operating activities and $111,194 for the acquisition of property and equipment.  Our net loss for the nine month period ending September 30, 2011 was $17,367,378.

Cash Resources

We exited the third quarter of 2011 with cash and short-term investments totaling $42,172,608 (see “Liquidity and Capital Resources”).

Updated REOLYSIN® Development for the Remainder of 2011

Our development activity for REOLYSIN for the remainder of 2011 continues to be made up of clinical, manufacturing, intellectual property and collaboration programs.  With the additional jurisdictions and clinical sites that have been added over the course of 2011, we still anticipate that we can complete stage 1 (approximately 80 patients) of our Phase III head and neck clinical trial.  We now expect that the commencement of stage 2 will occur in early 2012.  As well, we still expect to complete enrollment in our non-small cell lung cancer trial and support those clinical trials that are sponsored by CTRC, Leeds and the NCI.

Our 2011 manufacturing program continues to include an additional 100-litre cGMP production run along with the related fill, labeling, packaging and shipping of REOLYSIN to the various clinical sites.  As well, we plan on performing smaller process development studies examining formulation, stability and additional scale up as required by our master validation plan.  Our intellectual property program will remain in place for the remainder of 2011 and will include filings for additional patents along with monitoring activities required to protect our patent portfolio.  Finally, our 2011 collaboration program will selectively add studies and research that may be necessary to potentially expand our clinical program.

We now estimate that the cash requirements to fund our operations for 2011 will be approximately $24,000,000 (see “Liquidity and Capital Resources”).

ACCOUNTING CHANGES

Transition to IFRS
On January 1, 2011, we adopted IFRS for Canadian publicly accountable enterprises, as required by the Accounting Standards Board of Canada. Prior to the adoption of IFRS, we followed Canadian GAAP.  The most significant change to our accounting policies relates to the treatment of our warrants with an exercise price denominated in U.S. dollars.  The impact of this change has been fully disclosed in Note 3 of our unaudited interim consolidated financial statements.  There was no change in how we account for our research and development or operating activities and there was no impact on our cash, cash equivalents or short-term investment balances.

Although we adopted IFRS on January 1, 2011, we were required to restate our comparative 2010 annual and interim financial positions and results of operations, effective from January, 1, 2010. The 2010 comparative amounts have not been audited by our external auditor.  Note 4 of our unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2011 outlines our IFRS accounting policies and Note 3 provides a complete list of our IFRS 1 elections; detailed reconciliations between Canadian GAAP and IFRS of shareholders’ equity as at January 1, September 30, and Dec. 31, 2010, respectively, and of net earnings and comprehensive income for the three and nine month periods ending September 30, 2010 and the twelve months ending December 31, 2010; and information regarding the impacts of IFRS transition on our cash flows.  A summary of the changes are outlined below in the following tables and respective notes:

Total equity	December 31, 2010 $	September 30, 2010 $	January 1, 2010 $
Total equity under CGAAP	41,931,760	19,327,179	31,366,458
Adjustment required to conform to IFRS:
Revaluation of warrant liability	(5,536,800)	(3,694,950)	(1,023,051)
Total equity under IFRS	36,394,960	15,632,229	30,343,407

Comprehensive loss for the period	For the three month period ending September 30, 2010 $	For the nine month period ending September 30, 2010 $	For the year ending December 31, 2010 $
Comprehensive loss under CGAAP	4,009,022	12,502,207	19,973,772
Adjustments required to conform to IFRS:
Revaluation of warrant liability	2,521,950	2,672,439	4,841,949
Comprehensive loss under IFRS	6,530,972	15,174,646	24,815,721
Basic and diluted loss per common share, CGAAP	0.07	0.20	0.32
Basic and diluted loss per common share, IFRS	0.11	0.24	0.39
Weighted average number of common shares	61,570,046	61,558,859	62,475,403

Consolidated Statement of Cash Flows

In transitioning to IFRS, there was no impact on our net change in cash for the three and nine month periods ending September 30, 2010 or for the year ending December 31, 2010.

IFRS Transitional Arrangements

When preparing our consolidated statement of financial position under IFRS at January 1, 2010, our date of transition, the following optional exemption from full retrospective application of IFRS accounting policies was adopted:

Cumulative translation differences – cumulative translation differences resulting from the translation of our net investment in our U.S. subsidiary and the financial statements of our U.S. subsidiary have been set to zero at January 1, 2010.

Effects of IFRS

Warrants
IFRS requires warrants with an exercise price denominated in a currency other than the entity’s functional currency to be treated as a liability measured at fair value.  Changes in fair value are to be recorded in the consolidated statement of loss and comprehensive loss.

Classification of expenses within the statement of loss and comprehensive loss
Under IFRS, we have chosen to present our expenses based on the function of each expense rather than the nature of each expense.  As a result, stock based compensation, depreciation of capital assets, and foreign currency gains and losses are no longer separately presented on the statement of loss and comprehensive loss.  There is no impact on our net loss or comprehensive loss as a result of these classifications.

Foreign currency translation
Under IFRS, we record the impact of fluctuations in foreign currency exchange rates relating to our net investment in our U.S. subsidiary and any foreign currency effects on the translation of our U.S. subsidiaries financial statements as a separate component of equity and other comprehensive income.  Under CGAAP we treated our U.S. subsidiary as an integrated subsidiary with foreign currency translation differences recorded as part of our statement of loss.  The result of the transition to IFRS is a reclassification of the related foreign currency gains and losses from net loss to other comprehensive income.  There is no impact on our net comprehensive loss as a result of these re-classifications.

THIRD QUARTER RESULTS OF OPERATIONS
(for the three months ended September 30, 2011 and 2010)

Net loss for the three month period ending September 30, 2011 was $6,232,024 compared to $6,523,223 for the three month period ending September 30, 2010.

Research and Development Expenses (“R&D”)

	$2011	$2010
Clinical trial expenses	3,364,450	1,082,323
Manufacturing and related process development expenses	942,099	614,202
Intellectual property expenditures	144,777	352,965
Research collaborations	48,128	141,499
Other R&D expenses	829,027	597,124
Scientific research and development repayment (refund)	59,758	(287,506)
Foreign exchange (gain) loss	(254,288)	209,110
Stock based compensation	181,183	1,675
Research and development expenses	5,315,134	2,711,392

Clinical Trial Program

	$2011	$2010
Direct clinical trial expenses	1,119,742	592,484
Phase III start up expenses	2,244,708	489,839
Clinical trial expenses	3,364,450	1,082,323

During the third quarter of 2011, our clinical trial expenses increased to $3,364,450 compared to $1,082,323 for the third quarter of 2010.  In the third quarters of 2011 and 2010, we incurred direct patient expenses related to the clinical trials that we are directly sponsoring.  We also continue to incur start up costs relating to our randomized Phase III head and neck cancer trial as we increase the number of jurisdictions and clinical sites initiated to enroll patients.  At the end of the third quarter of 2011, we were approved to commence enrollment in 12 countries throughout North America and Europe.

Manufacturing & Related Process Development (“M&P”)

	$2011	$2010
Product manufacturing expenses	553,997	456,971
Process development expenses	388,102	157,231
Manufacturing and related process development expenses	942,099	614,202

In the third quarter of 2011, our product manufacturing expenses were $553,997 compared to $456,971 for the third quarter of 2010.  During the third quarter of 2011, we completed the testing of the 100-litre cGMP production run completed earlier in 2011 and continued to incur costs associated with the storage and shipping of our supply of REOLYSIN.  In the third quarter of 2010, we completed the fill and packaging process for the 100-litre cGMP run that was completed earlier in 2010 in addition to incurring shipping costs associated with supplying our clinical trial program.

Our process development expenses for the third quarter of 2011 were $388,102 compared to $157,231 for the third quarter of 2010.  Our process development activity for the third quarter of 2011 focused on optimization and validation studies of our upstream and downstream processes.  These studies are in support of our master validation plan anticipated to be required for product registration.  Our process development expenses for the third quarter of 2010 focused on optimization and validation studies.

Intellectual Property Expenses

	$2011	$2010
Intellectual property expenses	144,777	352,965

Our intellectual property expenses for the third quarter of 2011 were $144,777 compared to $352,965 for the third quarter of 2010.  The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base.  At the end of the third quarter of 2011, we had been issued over 280 patents including 44 U.S. and 11 Canadian patents, as well as issuances in other jurisdictions.  We also have over 240 patent applications filed in the U.S., Canada and other jurisdictions.

Research Collaborations

	$2011	$2010
Research collaborations	48,128	141,499

During the third quarter of 2011, our research collaboration expenses were $48,128 compared to $141,499.  Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

Other Research and Development Expenses

	$2011	$2010
R&D consulting fees	73,978	14,543
R&D salaries and benefits	673,099	517,172
Other R&D expenses	81,950	65,409
Other research and development expenses	829,027	597,124

During the third quarter of 2011, our Other Research and Development expenses were $829,027 compared to $597,124 for the third quarter of 2010.  In the third quarter of 2011, our salaries and benefits costs increased compared to the third quarter of 2010 as we increased the number of employees and consultants in order to support our randomized Phase III head and neck clinical trial along with our other clinical trials.

Scientific Research and Development Repayment (Refund)
	$2011	$2010
Scientific research and development repayment (refund)	59,758	(287,506)

During the third quarter of 2011, we were required to repay a portion of the Alberta scientific research and development refund we received in 2010.  As a result of a review of our Scientific Research and Experimental Development claim by the Canadian tax authorities, a portion of our claim relating to overhead and administrative costs was denied reducing our claim and the associated Alberta scientific research and development refund.  During the third quarter of 2010, we received scientific research and development refunds totaling $287,506 from the Alberta and Quebec governments.

Foreign Exchange (Gain) Loss

	$2011	$2010
Foreign exchange (gain) loss	(254,288)	209,110

During the third quarter of 2011, our foreign exchange gain was $254,288 compared to a foreign exchange loss of $209,110 for the third quarter of 2010.  The foreign exchange loss/(gain) is primarily a result of the fluctuations in the U.S. dollar exchange rate used on the translation of our U.S. currency that was received from our U.S. denominated financing in 2009 and the exercise of U.S. denominated warrants in 2011.

Stock Based Compensation

	$2011	$2010
Stock based compensation	181,183	1,675

Stock based compensation for the third quarter of 2011 was $181,183 compared to $1,675 for the third quarter of 2010.  During the third quarter of 2011, we incurred stock based compensation associated with the grant of 81,000 stock options to employees and officers associated with our research and development activities.  During the third quarter of 2010, we incurred stock based compensation associated with the vesting of options previously granted.

Operating Expenses

	$2011	$2010
Public company related expenses	641,783	586,785
Office expenses	356,294	308,874
Amortization of property and equipment	21,258	15,981
Stock based compensation	—	396,000
Operating expenses	1,019,335	1,307,640

During the third quarter of 2011, our public company related expenses were $641,783 compared to $586,785 for the third quarter of 2010.  In the third quarter of 2011 our investor relations, public relations, and business development activities increased compared to the third quarter of 2010.

Our office expense activity during the third quarter of 2011 remained consistent compared to the third quarter of 2010.

Stock based compensation attributed to operating expenses for the third quarter of 2010 was $396,000 which relate to stock options granted to employees, officers, and directors associated with our operating activities during the third quarter of 2010.  This did not occur during the third quarter of 2011.

Change in Warrant Liability

	$2011	$2010
Change in fair value of warrant liability	—	2,521,950

During the three month period ending September 30, 2010 the fair value of our warrants with an exercise price denominated in the US dollar increased due to a rise in our stock price causing these warrants to be in the money.  As a result of this change in fair value, our consolidated net loss increased by $2,521,950 for the three month period ending September 30, 2010.  These warrants had either been exercised or had expired before the beginning of the third quarter of 2011.

YEAR TO DATE RESULTS OF OPERATIONS
(for the nine months ended September 30, 2011 and 2010)

Net loss for the nine month period ending September 30, 2011 was $17,367,378 compared to $15,045,868 for the nine month period ending September 30, 2010.

Research and Development Expenses (“R&D”)

	$2011	$2010
Clinical trial expenses	6,153,811	2,994,105
Manufacturing and related process development expenses	3,563,989	3,625,691
Intellectual property expenditures	638,148	677,133
Research collaboration expenses	199,582	157,613
Other R&D expenses	2,953,933	1,734,052
Scientific research and development repayment (refund)	59,758	(287,506)
Foreign exchange loss (gain)	(23,870)	85,231
Stock based compensation	224,525	4,103
Research and development expenses	13,769,876	8,990,422

Clinical Trial Program

	$2011	$2010
Direct clinical trial expenses	2,402,781	1,841,524
Phase III start up expenses	3,751,030	1,152,581
Clinical trial expenses	6,153,811	2,994,105

During the nine month period ending September 30, 2011, our clinical trial expenses increased to $6,153,811 compared to $2,994,105 for the nine month period ending September 30, 2010.  During this period of 2011, we continue to expand the number of jurisdictions and clinical sites that are approved to enroll patients in our randomized Phase III head and neck cancer clinical trial.  Phase III start up expenses include regulatory filing fees, site investigation and initiation costs and product shipment expenses which are required prior to commencing enrollment in the various jurisdictions and related clinical sites.  At the end of the nine month period ending September 30, 2011, we are approved to enroll patients in 12 countries within North America and Europe including the U.S., Canada, the U.K. and Belgium.

We expect our clinical trial expenses to increase in 2011 compared to 2010.  We expect to complete enrollment in stage 1 of our Phase III pivotal trial and enter into stage 2.  We also still expect to complete enrollment in our Phase II NSCLC study.  Finally, we will continue to support our clinical research collaboration with CTRC, our Clinical Agreement with the NCI and our clinical trial with Leeds.

Manufacturing & Related Process Development (“M&P”)

	$2011	$2010
Product manufacturing expenses	2,589,402	3,013,313
Process development expenses	974,587	612,378
Manufacturing and related process development expenses	3,563,989	3,625,691

Our M&P expenses for the nine month period ending September 30, 2011 were $3,563,989 compared to $3,625,691 for the nine month period ending September 30, 2010.

During the nine month period ending September 30, 2011, we completed the bulk production and related testing, vial, fill and packaging activities for one 100-litre cGMP production run.  During the nine month period ending September 30, 2010, we completed the bulk harvest for two 100-litre cGMP production runs along with the related vial, fill and packaging activities for only one of these runs.

Our process development expenses for the nine month period ending September 30, 2011 were $974,587 compared to $612,378 for the nine month period ending September 30, 2010.  During the nine month period ending September 30, 2011 we focused on optimization and validation studies of our upstream and downstream processes.  These studies are in support of our master validation plan anticipated to be required for product registration.  Our process development expenses for the third quarter of 2010 focused on optimization and validation studies.

We still expect our M&P expenses for 2011 to increase compared to 2010.  We expect to complete an additional 100-litre cGMP production run including fill and finish activities in 2011.  We also expect to continue to perform a number of small scale process development studies focusing on our master validation plan.

Intellectual Property Expenses

	$2011	$2010
Intellectual property expenses	638,148	677,133

Our intellectual property expenses for the nine month period ending September 30, 2011 were $638,148 compared to $677,133 for the nine month period ending September 30, 2010.  The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base.  At the end of the third quarter of 2011, we had been issued over 280 patents including 44 U.S. and 11 Canadian patents, as well as issuances in other jurisdictions.  We also have over 240 patent applications filed in the U.S., Canada and other jurisdictions.

Research Collaborations

	$2011	$2010
Research collaborations	199,582	157,613

During the nine month period ending September 30, 2011, our research collaboration expenses were $199,582 compared to $157,613 for the nine month period ending September 30, 2010.  Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We still expect that pre-clinical trial expenses and research collaborations in 2011 will remain consistent with 2010.  We expect to complete our ongoing collaborative program carried over from 2010 and will continue to be selective in the types of new collaborations we enter into in 2011.

Other Research and Development Expenses

	$2011	$2010
R&D consulting fees	237,415	59,821
R&D salaries and benefits	2,408,794	1,481,493
Other R&D expenses	307,724	192,738
Other research and development expenses	2,953,933	1,734,052

During the nine month period ending September 30, 2011, our Other Research and Development expenses were $2,953,933 compared to $1,734,052 for the nine month period ending September 30, 2010.  In the nine month period ending September 30, 2011, we have increased the number of employees and consultants as we have expanded our randomized Phase III head and neck clinical trial into other jurisdictions and increased the number of enrolling clinical sites.  This increase allows us to support this trial along with our expanding clinical trial program.  We also incurred severance costs associated with the change in our Chief Medical Officer that did not occur in 2010.

We now expect that our Other R&D expenses in 2011 will increase compared to 2010 reflecting the increase in employees and consultants.

Scientific Research and Development Repayment (Refund)
	$2011	$2010
Scientific research and development repayment (refund)	59,758	(287,506)

As noted above, during the third quarter of 2011, we were required to repay a portion of the Alberta scientific research and development refund we received in 2010.  During the third quarter of 2010, we received scientific research and development refunds totaling $287,506 from the Alberta and Quebec governments.

Foreign Exchange (Gain) Loss

	$2011	$2010
Foreign exchange (gain) loss	(23,870)	85,231

For the nine month period ending September 30, 2011, our foreign exchange gain was $23,870 compared to a foreign exchange loss of $85,231 for the nine month period ending September 30, 2010.  The foreign exchange loss/(gain) is primarily a result of the fluctuations in the U.S. dollar exchange rate used on the translation of our U.S. currency that was received from our U.S. denominated financing in 2009 and the exercise of U.S. denominated warrants in 2011.  At the end of the nine month period ending September 30, 2011, the Canadian dollar had weakened resulting in the foreign exchange gain.  During the nine month period ending September 30, 2010, the Canadian dollar strengthened resulting in a foreign exchange loss.

Stock Based Compensation

	$2011	$2010
Stock based compensation	224,525	4,103

Stock based compensation for the nine month period ending September 30, 2011 was $224,525 compared to $4,103 for the nine month period ending September 30, 2010.  We incurred stock based compensation associated with the grant of stock options to employees and officers associated with our research and development activities.  During the nine month period ending September 30, 2010, we incurred stock based compensation associated with the vesting of options previously granted.

Operating Expenses

	$2011	$2010
Public company related expenses	2,180,769	2,049,548
Office expenses	965,675	928,854
Amortization of property and equipment	68,525	45,487
Stock based compensation	—	396,000
Operating expenses	3,214,969	3,419,889

During the nine month period ending September 30, 2011, our operating expenses were $3,214,969 compared to $3,419,889 for the nine month period ending September 30, 2010.  For the nine month period ending September 30, 2011, our operating costs have remained relatively consistent compared to the nine month period ending September 30, 2010 except for investor and public relation costs which have increased in 2011.

Asset Available for Sale

	$2011	$2010
Write down of asset available for sale	735,681	—

At the beginning of 2011, we began the process to sell our investment in BCBC.  At the end of the third quarter, despite our efforts to sell this investment, we have been unsuccessful in completing a sale under current market conditions.  As a result, we have written down our investment in BCBC to $nil recognizing a write down of $735,681.  We plan to continue to pursue potential future buyers.

Change in Warrant Liability

	$2011	$2010
Change in fair value of warrant liability	(36,000)	2,672,439

During the nine month period ending September 30, 2010 the fair value of our warrants with an exercise price denominated in the US dollar increased due to a rise in our stock price causing these warrants to be in the money.  As a result of this change in fair value, our consolidated net loss increased by $2,672,439 for the nine month period ending September 30, 2010.  In January 2011, all of these warrants were either exercised or expired.  The warrants that expired unexercised reduced our consolidated net loss for the nine month period ending September 30, 2011 by $36,000.

Commitments

As at September 30, 2011, we are committed to payments totaling $3,108,000 for activities related to manufacturing, clinical trial activity and collaborations.  All of these committed payments are considered to be part of our normal course of business.

SUMMARY OF QUARTERLY RESULTS

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2011			2010				2009(6)
(unaudited)	Sept.	June	March	Dec.	Sept.	June	March	Dec.
Revenue	—	—	—	—	—	—	—	—
Net loss (1), (3)	6,232	7,164	3,971	9,613	6,524	3,984	4,538	5,245
Basic and diluted loss per common share(1), (3)	$0.09	$0.10	$0.06	$0.15	$0.11	$0.06	$0.07	$0.09
Total assets(4)	43,053	49,690	54,945	44,432	21,137	26,569	30,159	35,593
Total cash(2), (4)	42,173	48,570	53,521	42,906	19,708	24,885	28,823	34,129
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)
Included in net loss and net loss per share between September 2011 and November 2009 are warrant revaluation charges of $nil, $nil, ($36,000), $2,169,510, $2,522,490, ($391,540), $541,489, and $nil, respectively.

(2)	Included in total cash are cash and cash equivalents plus short-term investments.
(3)
Included in net loss and loss per common share between September 2011 and November 2009 are quarterly stock based compensation expenses of $181,183, $40,469, $2,873, $2,850,938, $397,675, $1,399, $1,029, and $396,110, respectively.

(4)
We issued 3,281,616 common shares for net cash proceeds of $14,793,582 in 2011 (2010 – 6,408,333 common shares for net cash proceeds of $27,288,132; 2009 – 17,524,211 common shares for net cash proceeds of $37,052,900).

(5)	We have not declared or paid any dividends since incorporation.
(6)	Represents Canadian GAAP figures.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

	September 30, 2011 $	December 31, 2010 $
Cash and cash equivalents	40,243,302	39,296,682
Short-term investments	1,929,306	3,609,246
Working capital	39,305,653	35,432,368

The decrease in our cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $15,345,716 along with the cash provided by financing activities of $14,793,582 for the nine month ending September 30, 2011.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection.  To date, we have mainly funded our operations through the issue of additional capital via public and private offerings.

As a result of the exercise of existing warrants we raised over $14.7 million to be used to support our clinical trial, manufacturing, intellectual property and collaboration programs in the first half of 2011.  We now anticipate that the expected cash requirements to fund our operations in 2011 will be approximately $24 million.

We continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources.  Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations into 2012.  Factors that will affect our anticipated cash usage for the remainder of 2011 and into 2012, and for which additional funding might be required include, but are not limited to, expansion in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

During the nine month period ending September 30, 2011, we have been able to raise funds primarily through the exercise of previously issued warrants.  During 2010, we were able to raise funds through a bought deal public offering along with the exercise of existing warrants and options.  We have no assurances that we will be able to raise funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements.

We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available.  As a result, we renewed our base shelf prospectus in 2010 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, and/or units.  Establishing our base shelf provides us with additional flexibility when seeking capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  We have been able to take advantage of our base shelf with the bought deal financing in 2010 along with the exercise of previously issued warrants raising approximately $41.7 million.  Our current base shelf expires in July 2012 and our present intention would be to renew it prior to its expiry.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years.  As at September 30, 2011, we have $1,929,306 (December 31, 2010 - $3,609,246) invested under this policy and we are currently earning interest at an effective rate of 0.85% (December 31, 2010 – 0.30%)

OTHER MD&A REQUIREMENTS

We have 71,239,918 common shares outstanding at November 9, 2011.  If all of our warrants (2,170,110) and options (4,656,994) were exercised we would have 78,067,022 common shares outstanding.

Additional information relating to Oncolytics Biotech Inc. is available on SEDAR at www.sedar.com.

Controls and Procedures

There were no changes in our internal controls over financial reporting during the nine month period ending September 30, 2011 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.

Interim Condensed Consolidated Financial Statements

Oncolytics Biotech® Inc.

(unaudited)

September 30, 2011

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

As at,	Notes	September 30, 2011 $	December 31, 2010 $ (note 3)	January 1, 2010 $ (note 3)
Assets
Current assets
Cash and cash equivalents	6	40,243,302	39,296,682	32,448,939
Short-term investments	6	1,929,306	3,609,246	1,679,937
Accounts receivable		77,511	284,988	64,787
Prepaid expenses		533,149	278,934	507,408
Total current assets		42,783,268	43,469,850	34,701,071

Non-current assets
Property and equipment		269,580	226,911	208,320
Long term investment	7	—	—	684,000
Total non-current assets		269,580	226,911	892,320

Asset held for sale	7	—	735,681	—
Total assets		43,052,848	44,432,442	35,593,391

Liabilities And Shareholders’ Equity

Current Liabilities
Accounts payable and accrued liabilities		3,477,615	2,500,682	4,226,933
Warrant liability	8	—	5,536,800	1,023,051
Total current liabilities		3,477,615	8,037,482	5,249,984

Commitments and contingencies	11, and 12

Shareholders' equity
Share capital Authorized: unlimited Issued: September 30, 2011 – 71,239,918 December 31, 2010 – 67,958,302 January 1, 2010 – 61,549,969	8	177,240,848	155,439,610	131,908,274
Warrants	8	2,653,627	4,108,652	2,437,460
Contributed surplus	9	19,572,183	19,399,489	13,734,743
Accumulated other comprehensive loss		(127,916)	(156,660)	—
Deficit		(159,763,509)	(142,396,131)	(117,737,070)
Total shareholders’ equity		39,575,233	36,394,960	30,343,407
Total liabilities and equity		43,052,848	44,432,442	35,593,391

See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Notes	Three Month Period Ending September 30, 2011 $	Three Month Period Ending September 30, 2010 $ (note 3)	Nine Month Period Ending, September 30, 2011 $	Nine Month Period Ending, September 30, 2010 $ (note 3)

Expenses
Research and development	16	5,315,134	2,711,392	13,769,876	8,990,422
Operating	16	1,019,335	1,307,640	3,214,969	3,419,889
		6,334,469	4,019,032	16,984,845	12,410,311
Loss before the following		(6,334,469)	(4,019,032)	(16,984,845)	(12,410,311)

Write down of asset available for sale	7	—	—	(735,681)	—
Change in fair value of warrant liability	8	—	(2,521,950)	36,000	(2,672,439)
Interest		102,445	17,759	317,148	36,882
Loss before income taxes		(6,232,024)	(6,523,223)	(17,367,378)	(15,045,868)
Income taxes		—	—	—	—
Net loss		(6,232,024)	(6,523,223)	(17,367,378)	(15,045,868)
Other comprehensive loss (gain) – translation adjustment		(9,587)	(7,749)	28,744	(128,778)
Net comprehensive loss		(6,241,611)	(6,530,972)	(17,338,634)	(15,174,646)
Basic and diluted loss per share	10	(0.09)	(0.11)	(0.25)	(0.24)
Weighted average number of shares (basic and diluted)		71,221,218	61,570,046	70,800,114	61,558,859

See accompanying notes

PART I

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	For the nine month period ending, September 30, 2011
	Share capital		Contributed Surplus		Warrants		Accumulated Other Comprehensive Income	Deficit			Total Equity
	$		$		$		$		$		$
As at December 31, 2010		155,439,610		19,399,489		4,108,652		(156,660)		(142,396,131)		36,394,960

Net loss and comprehensive loss for the period		—		—		—		28,744		(17,367,378)		(17,338,634)
Exercise of warrants		21,487,080		—		(1,455,025)		—		—		20,032,055
Exercise of stock options		314,158		(51,831)		—		—		—		262,327
Stock based compensation		—		224,525		—		—		—		224,525
As at September 30, 2011		177,240,848		19,572,183		2,653,627		(127,916)		(159,763,509)		39,575,233

	For the nine month period ending, September 30, 2010 (note 3)
	Share capital		Contributed Surplus		Warrants		Accumulated Other Comprehensive Income	Deficit			Total Equity
	$		$		$		$	$			$
As at January 1, 2010		131,908,274		13,734,743		2,437,460		—		(117,737,070)		30,343,407

Net loss and comprehensive loss for the period		—		—		—		(128,778)		(15,045,868)		(15,174,646)
Expired warrants		—		2,438,000		(2,438,000)		—		—		—
Exercise of stock options		83,812		(20,987)		—		—		—		62,825
Stock based compensation		—		400,103		—		—		—		400,103
Other		—		—		540		—		—		540
As at September 30, 2010		131,992,086		16,551,859		—		(128,778)		(132,782,938)		15,632,229

See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Notes	Three Month Period Ending September 30, 2011 $	Three Month Period Ending September 30, 2010 $	Nine Month Period Ending, September 30, 2011 $	Nine Month Period Ending, September 30, 2010 $
Cash Flows
Operating Activities
Net loss for the period		(6,232,024)	(6,523,223)	(17,367,378)	(15,045,868)
Amortization - property and equipment		21,258	15,981	68,525	45,487
Stock based compensation	16	181,183	397,675	224,525	400,103
Change in fair value of warrant liability	8	—	2,521,950	(36,000)	2,672,439
Write down of asset available for sale	7	—	—	735,681	—
Unrealized foreign exchange loss (gain)	16	(121,391)	204,241	98,736	84,591
Net change in non-cash working capital	15	(427,319)	(1,582,647)	930,195	(2,374,876)
Cash used in operating activities		(6,578,293)	(4,966,023)	(15,345,716)	(14,218,124)

Investing Activities
Redemption (purchase) of short-term investments		—	(1,929,937)	1,679,940	(1,929,937)
Acquisition of property and equipment		(62,087)	(8,701)	(111,194)	(52,199)
Cash provided by (used in) investing activities		(62,087)	(1,938,638)	1,568,746	(1,982,136)

Financing Activities
Proceeds from exercise of stock options and warrants		54,985	8,825	14,793,582	62,825
Cash provided by financing activities		54,985	8,825	14,793,582	62,825

Increase (decrease) in cash		(6,585,395)	(6,895,836)	1,016,612	(16,137,435)
Cash and cash equivalents, beginning of period		46,640,231	23,205,961	39,296,682	32,448,939
Impact of foreign exchange on cash and cash equivalents		188,466	(211,990)	(69,992)	(213,369)
Cash and cash equivalents, end of period		40,243,302	16,098,135	40,243,302	16,098,135
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2011

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd.  On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our interim consolidated financial statements for the period ended September 30, 2011, were authorized for issue in accordance with a resolution of the directors on November 9, 2011.  We are a limited company incorporated and domiciled in Canada.  Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics.  Our product being developed may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

Note 2: Basis of Financial Statement Presentation

Our consolidated financial statements include our financial statements and the financial statements of our subsidiaries and are presented in Canadian dollars, our functional currency.

The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.

These consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements.

Basis of consolidation

Our accounts include the accounts of Oncolytics Biotech Inc. and our subsidiaries.  Subsidiaries are entities over which we have control, being the power to govern the financial and operating policies of the investee entity so as to obtain benefits from its activities.  Accounting policies of subsidiaries are consistent with our accounting policies and all intra-group transactions, balances, income and expenses are eliminated on consolidation.

A change in ownership interest of a subsidiary, without a change in control, is accounted for as an equity transaction.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
September 30, 2011

Note 3: Adoption of IFRS

Our accounting policies outlined in Note 4 have been applied in preparing our consolidated financial statements as at and for the period ended September 30, 2011, the comparative information presented as at and for the period ended September 30, 2010, as at December 31, 2010, and in the preparation of our opening IFRS balance sheet at January 1, 2010 (our date of transition).

In preparing our opening balance sheet, we have adjusted amounts reported previously in our consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles in place prior to the adoption of IFRS (“CGAAP”).  An explanation of how the transition from CGAAP to IFRS has affected our financial position, financial performance and cash flows is set out in the tables below and in the respective notes.

Total equity	December 31, 2010 $	September 30, 2010 $	January 1, 2010 $
Total equity under CGAAP	41,931,760	19,327,179	31,366,458
Adjustment required to conform to IFRS:
Revaluation of warrant liability	(5,536,800)	(3,694,950)	(1,023,051)
Total equity under IFRS	36,394,960	15,632,229	30,343,407

Comprehensive loss for the period	For the three month period ending September 30, 2010 $	For the nine month period ending September 30, 2010 $	For the year ending December 31, 2010 $
Comprehensive loss under CGAAP	4,009,022	12,502,207	19,973,772
Adjustments required to conform to IFRS:
Revaluation of warrant liability	2,521,950	2,672,439	4,841,949
Comprehensive loss under IFRS	6,530,972	15,174,646	24,815,721
Basic and diluted loss per common share, CGAAP	0.07	0.20	0.32
Basic and diluted loss per common share, IFRS	0.11	0.24	0.39
Weighted average number of common shares	61,570,046	61,558,859	62,475,403

Consolidated Statement of Cash Flows

In transitioning to IFRS, there was no impact on our net change in cash for the three and nine month periods ending September 30, 2010 or for the year ending December 31, 2010.

IFRS Transitional Arrangements

When preparing our consolidated statement of financial position under IFRS at January 1, 2010, our date of transition, the following optional exemption from full retrospective application of IFRS accounting policies has been adopted:

Cumulative translation differences – cumulative translation differences resulting from the translation of our net investment in our U.S. subsidiary and the financial statements of our U.S. subsidiary have been set to zero at January 1, 2010.

Effects of IFRS

Warrants
IFRS requires warrants with an exercise price denominated in a currency other than the entity’s functional currency to be treated as a liability measured at fair value.  Changes in fair value are to be recorded in the consolidated statement of loss and comprehensive loss.

Classification of expenses within the statement of loss and comprehensive loss
Under IFRS, we have chosen to present our expenses based on the function of each expense rather than the nature of each expense.  As a result, stock based compensation, depreciation of capital assets, and foreign currency gains and losses are no longer separately presented on the statement of loss and comprehensive loss.  There is no impact on our net loss or comprehensive loss as a result of these classifications.

Foreign currency translation
Under IFRS, we record the impact of fluctuations in foreign currency exchange rates relating to our net investment in our U.S. subsidiary and any foreign currency effects on the translation of our U.S. subsidiary’s financial statements as a separate component of equity and other comprehensive income.  Under CGAAP we treated our U.S. subsidiary as an integrated subsidiary with foreign currency translation differences recorded as part of our statement of loss.  The result of the transition to IFRS is a reclassification of the related foreign currency gains and losses from net loss to other comprehensive income.  There is no impact on our net comprehensive loss as a result of these re-classifications.

Note 4: Summary of Significant Accounting Policies

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Property and equipment

Property and equipment are recorded at cost.  Depreciation is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives.  Depreciation is recorded using the declining balance method at the following annual rates:
Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Straight-line over the term of the lease

Intellectual property

Intellectual property acquired through our investment in BCBC was included in Asset Held for Sale on the December 31, 2010 balance sheet, at cost.  During the nine month period ending September 30, 2011, this amount was written off.

Foreign currency translation

The financial statements for each of our subsidiaries are prepared using their functional currency.  The functional currency is the currency of the primary economic environment in which an entity operates.  Our presentation currency is the Canadian dollar which is also Oncolytics Biotech Inc.’s functional currency.  Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions.  Exchange differences resulting from the settlement of such transactions and from the translation at exchange rates ruling at the statement of financial position date of monetary assets and liabilities denominated in currencies other than the functional currency are recognized directly in the consolidated statement of loss.

Exceptions to this are where the monetary items form part of the net investment in a foreign operation.  These exchange differences are initially recognized in equity.  The statement of financial position of foreign operations is translated into Canadian dollars using the exchange rate at the statement of financial position date and the income statements are translated into Canadian dollars using the average exchange rate for the period.  Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rate on the transaction date is used.  Exchange differences on translation into Canadian dollars are recognized as a separate component of equity.  On disposal of a foreign operation, any cumulative exchange differences held in equity are transferred to the consolidated statement of loss.

Research and development costs

Research costs are expensed as incurred.  Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized.  To date, all development costs have been expensed.

Investment tax credits and government assistance

Investment tax credits and government assistance relating to qualifying scientific research and experimental development expenditures that are recoverable in the current period are accounted for as a reduction in research and development expenditures.  Investment tax credits not recoverable in the current period are accrued provided there is reasonable assurance that the credits will be realized.

Loss per common share

Basic loss per common share is determined using the weighted average number of common shares outstanding during the period.

We use the treasury stock method to calculate diluted loss per common share.  Under this method, diluted loss per common share is computed in a manner consistent with basic loss per common share except that the weighted average common shares outstanding are increased to include additional common shares from the assumed exercise of options and warrants, if dilutive.  The number of additional common shares is calculated by assuming that any outstanding “in the money” options and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Stock based compensation

Stock option plan
We have one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by our Board of Directors (the “Board”).  Under the Plan, the exercise price of each option equals the trading price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines.  Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than 10 years from the date of grant.

Officers, directors and employees
We use the fair value based method of accounting for employee awards granted under the Plan.  We calculate the fair value of each stock option grant using the Black Scholes Option Pricing Model and the fair value is recorded over the option’s vesting period.

Non-employees
Stock based compensation to non-employees is recorded at the fair value of the goods received or the services rendered.  The fair value is measured at the date we obtain the goods or the date the counterparty renders the service.  If the fair value of the goods or services cannot be reliably valued the fair value of the options granted will be used.

Financial instruments

Financial assets

Financial assets are comprised of cash and cash equivalents, accounts receivable, short-term investments and long term investment.  Financial assets are initially recorded at fair market value and are classified as follows:

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and interest bearing deposits with our bank and have been designated as held for trading.

Accounts receivable
Accounts receivable have been classified as loans and receivables.

Short-term investments
We determine the appropriate classification of our short-term investments at the time of purchase and re-evaluate such classification as of each balance sheet date.  We classify our short-term investments as held-to-maturity as we have the positive intent and ability to hold the securities to maturity.  Held-to-maturity securities are stated at original cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest rate method.  Such amortization and interest on securities classified as held-to-maturity are included in interest income.

Long term investment
We classified our long term investment as available-for-sale.

Impairment of financial assets
We assess at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Financial liabilities

Trade accounts payable
Trade accounts payable are non interest-bearing and recorded at fair market value.  They are classified as Other Financial Liabilities and are subsequently measured at amortized cost using the effective interest rate method.

Warrant liability
Warrants with an exercise price denominated in a foreign currency are recorded as a Warrant Liability and classified as fair value through profit and loss.  The Warrant Liability is initially measured at estimated fair value with subsequent changes in fair value recorded as a gain or loss in the consolidated statement of loss and comprehensive loss.  These warrants have not been listed on an exchange and therefore do not trade on an active market.

Fair Value Measurement
The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of our Warrant Liability is based on level 2 (significant observable inputs).

Transaction Costs

Transaction costs are expensed as incurred for financial instruments designated as held for trading.  Transaction costs for other financial instruments are recognized as part of the financial instrument’s carrying value.

Asset held for sale

Assets are classified as held for sale if their carrying amount will be recovered primarily through a sale as opposed to continued use.  Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Depreciation ceases when an asset is classified as held for sale.

Deferred income taxes

We follow the liability method of accounting for income taxes.  Under the liability method, deferred income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences).  Deferred income tax assets and liabilities are measured using substantively enacted income tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in tax rates is charged or credited to income, except when it is related to items charged or credited to either other comprehensive income or directly to equity.

Accounting Standards and Interpretations Issued but Not Yet Effective

Financial Instruments
In November 2009, the International Accounting Standard Board (“IASB”) issued IFRS 9 Financial Instruments which replaced the classification and measurement requirements in IAS 39 Financial Instruments: Recognition and Measurement for financial assets.  In October 2010, the IASB issued additions to IFRS 9 regarding financial liabilities.  The new standard is effective for annual periods beginning on or after January 1, 2013 with earlier adoption permitted.  We do not anticipate that there will be a material impact on our financial position or results of operations.

Fair Value Measurements
In June 2011, the IASB issued IFRS 13 Fair Value Measurements, which establishes a single source of guidance for all fair value measurements required by other IFRS; clarifies the definition of fair value; and enhances disclosures about fair value measurements. IFRS 13 applies when other IFRS require or permit fair value measurements or disclosures.  IFRS 13 specifies how we should measure fair value and disclose fair value information.  It does not specify when an entity should measure an asset, a liability or its own equity instrument at fair value.  IFRS 13 is effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  We are currently assessing the impact of adopting IFRS 13 on our condensed consolidated financial statements.

Presentation of Financial Statements
In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements to improve the consistency and clarity of the presentation of items of comprehensive income by requiring that items presented in Other Comprehensive Income (“OCI”) be grouped on the basis of whether they are at some point reclassified from OCI to net earnings or not. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. Earlier application is permitted.   We are currently assessing the impact of adopting the amendments to IAS 1 on our condensed consolidated financial statements.

Note 5:  Significant Judgments, Estimates and Assumptions

Judgments

The preparation of our consolidated financial statements requires us to make judgments, estimates and assumptions that affect the reported amount of expenses, assets, liabilities, and the disclosure of contingent liabilities, at the end of the reporting period.  However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Estimates and assumptions

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods.  Actual results could differ from those estimates and such differences could be significant.  Significant estimates made by management affecting our consolidated financial statements include:

Stock based compensation
We measure our stock based compensation expense by reference to the fair value of the stock options at the date at which they are granted.  Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant.  This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility dividend yield, and rate of forfeitures and making assumptions about them.  The assumptions and model used for estimating fair value for stock based compensation transactions are disclosed in note 8 of our audited 2010 consolidated financial statements.

Warrant liability
We measured our initial warrant liability and subsequent revaluations of our warrant liability by reference to the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date.  Estimating fair value for these warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant.  This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

Asset held for sale
In June 2011, we wrote down our asset held for sale to $nil.  We have used management judgment pertaining to the timing and potential results of the ongoing sales process.  We concluded, under current market conditions, that we would not be able to complete a sale in a timely manner.  As well, assumptions have been made and estimates used in assessing the fair value of the associated intellectual property.

Taxes
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income.  Currently, we are accumulating tax loss carry forward balances in various tax jurisdictions creating a deferred tax asset.  Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

To date we have determined that none of our deferred tax assets should be recognized.  Our deferred tax assets are mainly comprised of our net operating losses from prior years, prior year research and development expenses, and investment tax credits.  These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income within our other subsidiaries.  As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets.

Note 6: Cash Equivalents and Short Term Investments

Cash Equivalents

Cash equivalents consist of interest bearing term deposits with our bank totaling $35,732,719 (December 31, 2010 – $34,337,595; January 1, 2010 - $15,518,939).  The current annual interest rate earned on these deposits is 1.1% (December 31, 2010 – 1.06%; January 1, 2010 – 0.30%).

Short-Term Investments

Short-term investments which consist of guaranteed investment certificates are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.  The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested.  We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments.

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
September 30, 2011
Short-term investments	1,929,306	1,929,306	Nil	1,929,306	1,929,306	1.68%

December 31, 2010
Short-term investments	3,609,246	3,609,246	Nil	3,609,246	3,609,246	0.30%

Fair value is determined by using published market prices provided by our investment advisor.

Note 7: Asset Held for Sale

In 2009, we acquired all of the convertible preferred shares of British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer.  In February 2010, we completed the conversion of our preferred share holding in BCBC into common shares.  As a result of this conversion we owned 10% of the issued common shares of BCBC.  The common shares of BCBC do not have a quoted market price in an active market.  BCBC’s only asset is intellectual property.

In the fourth quarter of 2010, BCBC concluded that it was unable to obtain additional financing to support its business and subsequently suspended operations.  In November 2010, we purchased an additional 60% of the common shares of BCBC for $51,681 which included cash and the settlement of certain trade accounts payable.  As the operations of BCBC had been suspended, its only remaining asset was intellectual property.  In conjunction with this purchase, we assessed the cost of our investment against the estimated fair value of BCBC using a cash flow analysis and determined that the estimated fair value of our investment was in excess of our cost.  At the end of 2010, we began the process to sell BCBC and as a result we had reflected our investment in BCBC’s intellectual property as an asset held for sale.  As at June 30, 2011, despite our efforts to sell our investment in BCBC, we were unsuccessful in completing a sale.  As a result, we wrote down our investment in BCBC to $nil, but continue to pursue potential future buyers.

Note 8: Share Capital

Authorized:

Unlimited number of no par value common shares
Issued:	Shares		Warrants
	Number	Amount $	Number	Equity Amount $	Liability Amount $
Balance, January 1, 2010	61,549,969	131,908,274	4,255,000	2,437,460	1,023,051
Issued for cash pursuant to November 8, 2010 bought deal financing (a)	6,256,000	22,639,720	3,503,360	4,120,202	—
Exercise of warrants	119,900	787,507	(119,900)	(11,010)	(328,200)
Expired warrants	—	—	(2,300,000)	(2,438,000)	—
Exercise of stock options	32,433	104,109	—	—	—
Revaluation of warrant liability	—	—	—	—	4,841,949
Balance, December 31, 2010	67,958,302	155,439,610	5,338,460	4,108,652	5,536,800
Exercise of US$3.50 warrants	1,833,600	11,897,142	(1,833,600)	—	(5,500,800)
Exercise of warrants	1,322,750	9,589,938	(1,322,750)	(1,455,025)	—
Exercise of stock options	125,266	314,158	—	—	—
Expired warrants	—	—	(12,000)	—	(36,000)
Balance, September 30, 2011	71,239,918	177,240,848	2,170,110	2,653,627	—

(a)
Pursuant to a bought deal financing, 6,256,000 units were issued at an issue price of $4.60 per unit for gross proceeds of $28,777,600.  Each unit included one common share (ascribed value of $4.05) and 0.50 of one common share purchase warrant (ascribed value of $0.55).  The ascribed value was determined using the relative fair value method.  Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until November 8, 2012.  Share issue costs for this offering were $2,697,081.  In addition, we issued 375,360 common share purchase warrants with an exercise price of $4.60 that expires on November 8, 2012 to the brokerage firm assisting with the transaction.  The ascribed value of these broker warrants was $679,402 ($1.81 per broker warrant) and has been included in the share issue costs above.  The ascribed values of the warrants were determined using Black Scholes.

Warrants – liability

Under IFRS, the prescribed accounting treatment for warrants with an exercise price denominated in a foreign currency is to treat these warrants as a liability measured at fair value with subsequent changes in fair value accounted for through the consolidated statement of loss.  The fair value of these warrants is determined using the Black Scholes Option Pricing Model.  Our warrants with an exercise price of U.S.$3.50 meet this requirement and we have presented the value of these warrants as a deemed current liability on the consolidated statement of financial position.  As these warrants are exercised, the value of the recorded warrant liability is included in our share capital along with the proceeds from the exercise.  If these warrants expire, the related warrant liability is reversed through the statement of loss.  There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant liability or when warrants expire unexercised.

As at September 30, 2011, our warrant liability is $nil (December 31, 2010 - $5,536,800; January 1, 2010 - $1,023,051) as these warrants were either exercised or expired on January 24, 2011.

Warrants – equity

The following table summarizes the weighted average assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of warrants and broker warrants issued:

2010

Risk-free interest rate	1.40%
Expected hold period to exercise	2.00
Volatility in the price of the Company’s shares	61.9%
Dividend yield	Zero

The following table summarizes our outstanding warrants as at September 30, 2011:
Exercise Price		Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Expired During the Period	Outstanding, End of Period	Weighted Average Remaining Contractual Life (years)
	$4.60	375,360	—	—	—	375,360	1.08
	$6.15	3,117,500	—	(1,322,750)	—	1,794,750	1.08
$	US3.50	1,845,600	—	(1,833,600)	(12,000)	—	—
		5,338,460	—	(3,156,350)	(12,000)	2,170,110	1.08

Note 9: Share Based Payments

Stock Option Plan

We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at September 30:
	2011		2010
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	4,703,760	4.53	3,936,543	4.72
Granted during the period	193,000	5.22	315,000	3.12
Cancelled during the period	(90,000)	9.47	(308,350)	10.00
Exercised during the period	(125,266)	2.09	(23,500)	2.67
Outstanding, end of the period	4,681,494	4.52	3,919,693	4.19
Options exercisable, end of the period	4,537,160	4.51	3,869,526	4.21

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2011:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.45 - $2.37	675,827	4.7	2.11	655,660	2.11
$2.70 - $3.60	1,393,417	5.4	3.14	1,381,750	3.14
$4.00 - $5.00	1,415,750	4.0	4.91	1,303,250	4.83
$6.72 - $9.76	1,196,500	7.0	7.05	1,196,500	7.05
	4,681,494	5.3	4.52	4,537,160	4.51

The outstanding options vest annually or after the completion of certain milestones.  We have reserved 6,154,997 common shares for issuance relating to outstanding stock options.

Compensation expense related to options granted to employees and directors was $224,525 (2010 – $400,103) in the nine month period ending September 30.

The estimated fair value of stock options issued during the period was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

2011

Risk-free interest rate	2.10%
Expected hold period to exercise	3.7 years
Volatility in the price of the Company’s shares	54.57%
Rate of forfeiture	0.00%
Dividend yield	Nil
Weighted average fair value of options	2.19

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Note 10: Loss Per Common Share

Loss per common share is calculated using the weighted average number of common shares outstanding for the three and nine month period ending September 30, 2011 of 71,221,218 and 70,800,114, respectively (2010 – 61,570,046 and 61,558,859, respectively).  The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 11: Commitments

We are committed to payments totaling $3,108,000 for activities related to our clinical trial program and collaborations.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of a lease for office premises which expires on May 31, 2016.  Annual payments under the terms of this lease are as follows:
Amount $
2011	21,306
2012	88,792
2013	91,332
2014	94,888
2015	97,428
2016	40,595
434,341

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

Note 12: Contingencies

Assumption Agreement

During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.

As of September 30, 2011, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®.   If we receive royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, we are obligated to pay to the founding shareholders 11.75% of the royalty payments and other payments received.  Alternatively, if we develop the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% of Net Sales received by the Company for such products.

BRI “Work in Kind” Contribution

We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”).  The terms of this Agreement include a “work in kind” contribution from BRI.  In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year.  The total royalty under this Agreement is equal to two times the “work in kind” contribution.  As of September 30, 2011, we estimate that the accumulated work in kind totals approximately $301,000.

Note 13: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, any warrant liability, cash and cash equivalents and short-term investments in the definition of capital.

	September 30, 2011 $	December 31, 2010 $	January 1, 2010 $
Cash and cash equivalents	40,243,302	39,296,682	32,448,939
Short-term investments	1,929,306	3,609,246	1,679,937
Warrant liability	—	5,536,800	1,023,051
Shareholders’ equity	39,575,233	36,394,960	30,343,407

At September 30, 2011, we do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review by our Board of Directors (the “Board”).  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On June 10, 2010, we renewed our existing short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”).  Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan.  The Base Shelf expires on July 10, 2012 and we have registered 9,759,360 units under this shelf.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital.

Note 14: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and warrant liability.  As at September 30, 2011, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term maturities.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K and the European Union and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2011 by approximately $81,801.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2011 by approximately $182,829.  The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net loss in 2011 by approximately $141,640.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at September 30, 2011 are as follows:
	U.S. dollars $	British pounds £	Euro
Cash and cash equivalents	2,973,862	293,915	238,848
Accounts payable	(709,212)	(392,355)	(195,539)
	2,264,650	(98,440)	43,309

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 13.  Accounts payable are all due within the current operating period.

Note 15: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital
	Three Month Period Ended September 30, 2011 $	Three Month Period Ended September 30, 2010 $	Nine Month Period Ended September 30, 2011 $	Nine Month Period Ended September 30, 2010 $
Change in:
Accounts receivable	(26,090)	27,854	207,477	33,996
Prepaid expenses	307,295	219,157	(254,215)	8,147
Accounts payable and accrued liabilities	(708,524)	(1,829,658)	976,933	(2,417,019)
Net change associated with operating activities	(427,319)	(1,582,647)	930,195	(2,374,876)

Note 16:  Other Expenses and Adjustments

We present our expenses based on the function of each expense and therefore include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses, and non-cash stock based compensation associated with research and development activity as a component of research and development expenses and amortization of property and equipment and stock based compensation associated with operating activities as a component of operating expenses.

	Three Month Period Ended September 30, 2011 $	Three Month Period Ended September 30, 2010 $	Nine Month Period Ended September 30, 2011 $	Nine Month Period Ended September 30, 2010 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	(132,897)	4,869	(122,606)	(13,505)
Unrealized non-cash foreign exchange loss (gain)	(121,391)	204,241	98,736	84,591
Non-cash stock based compensation	181,183	1,675	224,525	4,103

Included in operating expenses
Amortization of property and equipment	21,258	15,981	68,525	45,487
Non-cash stock based compensation	—	396,000	—	396,000

Shareholder Information

For public company filings please go to www.sedar.com or contact us at:

Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
tel: 403.670.7377 fax: 403.283.0858
www.oncolyticsbiotech.com

Officers

Brad Thompson, PhD
Chairman, President and CEO
Doug Ball, CA
Chief Financial Officer
Matt Coffey, PhD
Chief Operating Officer
Claire S. Padgett, MT, MS
Vice President of Clinical Operations
George M. Gill, MD
Chief Medical Officer
Senior Vice President, Clinical and Regulatory Affairs
Mary Ann Dillahunty, JD, MBA
Vice President, Intellectual Property

Directors

Brad Thompson, PhD
Chairman, President and CEO, Oncolytics Biotech Inc.
Matt Coffey, PhD
Chief Operating Officer
Ger van Amersfoort
Biotech Consultant
William A. Cochrane, OC, MD
Biotech Consultant
Jim Dinning
Chairman, Western Financial Group
Ed Levy, PhD
Adjunct Professor, University of British Columbia
J. Mark Lievonen, FCA
President, Sanofi Pasteur Limited
Bob Schultz, FCA
Corporate Director
Fred A. Stewart, QC
President, Fred Stewart and Associates Inc.